U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-27024

☐ Form 10-K          ☐ Form 20-F          ☐ Form 11-K          ☒ Form 10-Q          ☐ Form 10-D          ☐ Form N-SAR          ☐ Form N-CSR

For period ended: September 30, 2023

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Metro One Telecommunications, Inc.

Address of Principal Executive Office (Street and Number):

30 North Gould Street, Suite 2990

Sheridan, Wyoming 82801

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

Metro One Telecommunications, Inc. is unable to file its Form 10-Q for the quarter ended September 30, 2023 in a timely manner without unreasonable effort or expense due to delays in obtaining and compiling information to complete the procedures relating to its quarter-end reporting process.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Elchanan Maoz	(307)	683-0855
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2023, on June 26, 2023, Metro One Telecommunications, Inc. (the Company”) was advised by its wholly owned subsidiary, Stratford Ltd. (“Stratford”), that certain Stratford employees filed a motion with the District Court of Tel Aviv (the “Court”), case no. 59931-06-23 (the “Temporary Trustee Motion”), to commence insolvency proceedings against Stratford. The motion was filed as a result of unpaid salaries and social benefits to those employees outstanding as of April 30, 2023 in the approximate US Dollar amount of $254,725 (NIS 945,604), not including additional amounts owing for pension and an educational savings plan. The motion further indicated the salary and benefits payable at the date of the filing has increased to a total approximate amount of $323,250 (NIS 1.2 million). In addition, the employees filed an ex-parte motion to appoint a temporary trustee in order to prevent concealment of assets. In response to the Temporary Trustee Motion, the Court declined to make a ruling on the ex-parte motion and ordered Stratford to file its response with the Court no later than July 2, 2023. A Trustee was appointed on July 26, 2023 in order to undertake the liquidation of the assets of Stratford, and no current report on the operations of Stratford or the status of the liquidation proceeding has been received from the Trustee as of the date hereof. As a result, the Company expects to report the deconsolidation of its subsidiary, Stratford, in its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2023. In addition, concurrent with the deconsolidation, the Company expects to fully impair its investment in Stratford as at September 30, 2023, as a result of the uncertainty of the outcome of the liquidation proceedings.

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Metro One Telecommunications, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2023	By:	/s/ Elchanan Maoz
Elchanan Maoz, CEO

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